FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

The following is the text of an announcement released to the Stock Exchange of Hong Kong Limited on 22 September 2016 pursuant to rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited:

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

22 September 2016
 (Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

GRANT OF SHARE OPTIONS

This announcement is made pursuant to rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 21 September 2016 HSBC Holdings plc (the "Company") granted share options ("Options") to employees to subscribe for a total of 15,043,601 ordinary shares of US$0.50 each of the Company under the HSBC Holdings Savings-Related Share Option Plan. The following are the details of the grant:

Price at which the Options granted	Option Period	Number of shares under Option
GBP 4.4037	3 years	11,565,808
	5 years	3,477,793
Total number of options granted	15,043,601
Closing price of the ordinary shares on the date of grant	GBP 5.8870
Validity period of the Options	3 years, exercisable from 1 November 2019 to 30 April 2020
	5 years, exercisable from 1 November 2021 to 30 April 2022

 There were no options granted to any director of the Company.

For and on behalf of
HSBC Holdings plc

Ben J S Mathews
Group Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: Douglas Flint, Stuart Gulliver, Phillip Ameen†, Kathleen Casey†, Laura Cha†, Henri de Castries†, Lord Evans of Weardale†,    Joachim Faber†, Sam Laidlaw†, Irene Lee†, John Lipsky†, Rachel Lomax†, Iain Mackay, Heidi Miller†, Marc Moses, David Nish†, Jonathan Symonds†, Jackson Tai†, Pauline van der Meer Mohr† and Paul Walsh†.

† Independent non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                          By:

                                                          Name: Ben J S Mathews

                                                          Title: Group Company Secretary

                                                          Date: 22 September 2016